Exhibit 12.1

KRATON PERFORMANCE POLYMERS, INC.

Ratio of Earnings to Fixed Charges

(In thousands)

	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Fixed Charges:
+ Interest expensed	23,422	22,509	29,866	35,212	42,632
+ Interest capitalized	2,259	520	0	0	0
+ Amortization of debt issuance costs	6,722	2,071	4,090	2,139	2,715
+ Accretion of debt discount	0	0	0	0	0
+ Estimate of interest within rental expense	2,846	2,205	1,734	2,800	2,449
+ Preference security dividend requirements	0	0	0	0	0

Total fixed charges	35,249	27,305	35,690	40,151	47,796
Earnings:
+ Pre-tax income (loss)	91,509	111,858	(1,657)	36,850	(37,629)
- Income from equity investees	(529)	(487)	(403)	(437)	(626)
+ fixed charges	35,249	27,305	35,690	40,151	47,796
+ Amortization of capitalized interest	226	0	0	0	0
+ Distributed income of equity investees	515	403	433	1,041	106
+ Pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	0	0	0	0	0
- Interest capitalized	(2,259)	(520)	0	0	0
- Preference security dividend requirements	0	0	0	0	0
- The minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	0	0	0	0	0

Total Earnings	124,711	138,559	34,063	77,605	9,647
Deficiency (Surplus)	(89,462)	(111,254)	1,627	(37,454)	38,149

Ratio	3.54	5.07	0.95	1.93	0.20
Ratio of Earnings to Fixed Charges	3.54:1.0	5.07:1.0	0.95:1.0	1.93:1.0	0.20:1.0

Our earnings were insufficient to cover our fixed charges by approximately $1.6 million and $38.1 million for the years ended December 31, 2009 and 2007, respectively.